

FIX ZIOPHARM

REINFORCING THE NEED FOR URGENT CHANGE ATOP ZIOPHARM ONCOLOGY

Rebuttal to Ziopharm Oncology's November 19th Presentation

Prepared by WaterMill Asset Management Corporation

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN ANY FUND, ACCOUNT OR INVESTMENT VEHICLE MANAGED BY WATERMILL ASSET MANAGEMENT CORP. (TOGETHER WITH ITS AFFILIATES, "WATERMILL" OR "WE" OR "US") AND IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF WATERMILL, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ZIOPHARM ONCOLOGY, INC. ("ZIOPHARM" OR THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

WATERMILL HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. NO AGREEMENT, ARRANGEMENT, COMMITMENT OR UNDERSTANDING EXISTS OR SHALL BE DEEMED TO EXIST BETWEEN OR AMONG WATERMILL AND ANY THIRD PARTY OR PARTIES BY VIRTUE OF FURNISHING THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

WATERMILL SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY THIRD PARTY SEC FILING OR THIRD PARTY REPORT RELIED UPON IN GOOD FAITH BY WATERMILL THAT IS INCORPORATED INTO THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH WATERMILL BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

WATERMILL RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. WATERMILL DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

ALL REGISTERED OR UNREGISTERED SERVICE MARKS, TRADEMARKS AND TRADE NAMES REFERRED TO IN THIS PRESENTATION ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS, AND WATERMILL'S USE HEREIN DOES NOT IMPLY AN AFFILIATION WITH, OR ENDORSEMENT BY, THE OWNERS OF THESE SERVICE MARKS, TRADEMARKS AND TRADE NAMES.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

FIX ZIOPHARM

SECTION 1
RECAP: WATERMILL'S CASE FOR CHANGE AND PROPOSED SOLUTION

ZIOPHARM IS CURRENTLY ON A PATH TO FINANCIAL RUIN

Since Chairman Scott Tarriff and Chief Executive Officer Laurence Cooper joined Ziopharm in 2015, investors have had to endure dismal business decisions and hundreds of millions of dollars of value destruction.

The Company has <u>lost 76% of its equity market value</u> over the past 5 years.



The Company has already <u>diluted shareholders by more than 50%</u>.



The Company's <u>cash position will dry up in 18-24 months.</u>



Research & Development costs are <u>up 62% on a year-over-year basis.</u>



General & Administrative costs are <u>up 32% on a year-over-year basis.</u>



Retention bonuses of <u>$1.25 million were just authorized</u> for three executives (one hired this month).



We believe a majority of investors <u>will continue to oppose any new increases in Ziopharm's authorized share count and similar dilutive actions</u> until the Board is reconstituted with independent shareholder representatives.

<u>Source</u>: Company filings, Bloomberg (share price depreciation reflects share price and performance up until October 15, 2020, which is the day before WaterMill filed its preliminary consent statement). WaterMill's views and observations.

THE INCUMBENT BOARD CANNOT BE TRUSTED TO INITIATE A TURNAROUND

Before and after Ziopharm's alleged 2018 pivot and self-initiated director refresh, the Board has been fostering an anti-shareholder culture and presiding over staggering value destruction. We believe the current Board:

1. **Allows interlocking director connections**, including by just last week appointing a new director (Mary Thistle) with ties to an existing director (Elan Z. Ezickson) and a recently-departed director (Douglas Pagán).

2. **Disregards sound governance practices**, including by not having a majority voting standard in uncontested elections and receiving a high governance risk score from a leading proxy advisory firm.

3. **Facilitates opaque capital raises that blindside and dilute sizable long-term shareholders** – often in direct contradiction of the Company's own statements suggesting that cash on hand is sufficient.

4. **Has presided over negative returns across one-year, three-year, and five-year horizons** without taking steps to reverse value destruction.

5. **Ignores the need for a disciplined capital allocation framework**, as evidenced by the Company's skyrocketing research and development costs and rising general and administrative expense figures.

6. **Maintains a misaligned executive compensation structure** that has enabled c-level leaders to obtain raises and significant incentive pay despite value destruction and glacial clinical progress.

7. **Upholds excessive and off-market director compensation** for a small, struggling biotechnology entity.

8. **Permits internal financial control issues to linger** for an entire year without explaining the material weakness to shareholders and promptly remediating the lapse.

9. **Supports Scott Tarriff, who we believe is a highly-questionable Chairman** with a record of concerning lawsuits and poor corporate performance.

10. **Shuns shareholders' desire for more transparency** pertaining to possible business deals, potential partnerships, and clinical trials.

> **We believe current and prospective <u>investors will not have confidence in Ziopharm until the Board is refreshed with trustworthy shareholder representatives</u> – rather than more directors with interlocking ties.**

Source: Company filings and public records. WaterMill's views and observations.

WATERMILL IS OFFERING A SHAREHOLDER-DRIVEN BOARD REFRESHMENT

We want to reconstitute Ziopharm's eight-member Board by <u>removing four current directors</u> and <u>adding three highly-qualified individuals</u> with complementary business experience, necessary financial expertise, and strong ownership perspectives. Our slate includes:

Robert Postma



- Successful track record investing across the biotechnology sector
- Vast relationships with prospective commercial partners across the sector
- Sizable and long-term shareholder of Ziopharm
- Extensive knowledge of Ziopharm's assets, governance and financials

WaterMill Asset Management Corp.

Jaime Vieser



- Successful track record helping companies plan capital raises, restructurings and turn arounds
- Valuable relationships with banks and potential capital providers
- Sizable and long-term shareholder of Ziopharm
- Strong capital allocation acumen

Brushwood LLC / Castle Hill Asset Management / Deutsche Bank AG

Holger Weis



- Two decades of experience holding c-level roles at life science companies
- Qualified financial expert in planning, audits, accounting and management
- Co-author of several scientific papers
- Extensive knowledge of the immuno-oncology world and monetization opportunities

PhenoTarget Biosciences, Inc. / Ernst & Young

SIZABLE SHAREHOLDERS STAND WITH WATERMILL – NOT THE INCUMBENTS

In recent weeks, WaterMill and its director candidates have received a wave of public and private support from investors such as:

Discovery Capital Management	Level One Partners	White Rock Capital
November 10, 2020	November 13, 2020	November 19, 2020
4.97% shareholder	4.98% shareholder	2.85% shareholder

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Discovery Capital Management Will Vote For All of WaterMill's Stated Proposals at Ziopharm Oncology

November 10, 2020 04:46 PM Eastern Standard Time

SOUTH NORWALK, Conn.--(BUSINESS WIRE)--Discovery Capital Management, LLC (collectively with its affiliated entities, "Discovery" or "we") today announced that it will vote 100% of its more than 10.6 million shares of Ziopharm Oncology, Inc. (NASDAQ: ZIOP) ("Ziopharm") in support of each of WaterMill Asset Management Corporation's proposals on the **White Consent Card**. Discovery's more than 10.6 million shares equal approximately 4.97% of Ziopharm's outstanding shares. We believe the changes proposed will help unlock the substantial hidden value in the shares of Ziopharm, which in our opinion has the science and intellectual property assets to justify an estimated value of more than $20 per share.

About Discovery Capital Management

Discovery Capital Management, LLC is an investment manager based in South Norwalk, Connecticut that was founded by Robert Citrone in 1999.

Forward Looking Statements

Any statements contained herein that do not describe historical facts, including future operations, are neither promises nor guarantees and may constitute "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that are stated, estimated or implied herein. Any such forward-looking statements contained herein are based on current assumptions, estimates and expectations, but are subject to a number of known and

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Level One Partners Supports Watermill's Proposal for Ziopharm Oncology

November 13, 2020 09:00 AM Eastern Standard Time

CHARLOTTESVILLE, Va.--(BUSINESS WIRE)--Level One Partners, LLC, ("Level One Partners") along with all of its related entities, will vote 100% of its approximately 10.68 million shares of Ziopharm Oncology, Inc. (NASDAQ: ZIOP) ("Ziopharm" or the "Company") in support of the WaterMill Asset Management Corp. proposal for a reconstituted Board of Directors and significant changes to the governance of the Company. Level One Partners' 10.68 million shares equal approximately 4.98% of the Company's outstanding shares.

Level One Partners stated: "We believe WaterMill's proposed new board members possess the business acumen and experience necessary to help lead the Company in achieving its strategic goals. With new board member leadership, we believe the Company can begin to maximize shareholder value and unlock the potential of its extraordinary science."

Level One Partners, LLC, is a private investment firm located in Charlottesville, Virginia.

Contacts
Robert D. Hardie
Level One Partners
434-326-4717

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White Rock Capital Supports WaterMill's Case for Change at Ziopharm Oncology

NEWS PROVIDED BY
White Rock Capital Partners, L.P. →
Nov 19, 2020, 09:00 ET

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DALLAS, Nov. 19, 2020 /PRNewswire/ -- White Rock Capital Partners, L.P. ("White Rock Capital"), along with all of its related entities, will vote 100% of its approximately 6.1 million common shares (which excludes 3.8 million warrants) of Ziopharm Oncology, Inc. (NASDAQ: ZIOP) ("Ziopharm" or the "Company") in support of WaterMill Asset Management Corp.'s proposal for a reconstituted Board of Directors.

White Rock Capital issued the following statement to fellow Ziopharm shareholders:

"We believe WaterMill's proposed independent director candidates – Robert Postma, Jaime Vieser and Holger Weis – have the necessary institutional knowledge and industry expertise to improve shareholder value and ultimately reverse the Board's ongoing shareholder destruction tactics including its lack of transparency, poor business choices and awful corporate governance practices. As a significant shareholder of Ziopharm, we believe we deserve an independent Board that will look out

Related Documents
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Management Quotes from Ziopharm Conference Calls

We believe this feedback and support reflects the sentiments of many top shareholders.

Source: Public press releases issued by Discovery Capital Management, Level One Partners, and White Rock Capital Partners.

SECTION 2
REBUTTAL: WATERMILL EXPOSES ZIOPHARM'S DISTORTIONS AND MISREPRESENTATIONS

ZIOPHARM'S RECENT PRESENTATION VALIDATES OUR ENTIRE CAMPAIGN

In the subsequent slides, we set the record straight regarding the many misleading components of Ziopharm's November 19th presentation.

We believe the Board's attempts to shirk accountability and rewrite history regarding Intrexon (renamed Precigen – NASDAQ: PGEN) reinforce the need for urgent change atop Ziopharm.

Chairman Scott Tarriff and Chief Executive Officer Laurence Cooper have both been with Ziopharm since 2015, so we find it absurd for the Company to make it appear that the world began in 2018.

It is important to understand that Ziopharm's post-2018 "pivot" and self-initiated Board refresh have led to interlocking director ties, a loss of shareholder confidence, and more dilution and losses.

ZIOPHARM DOWNPLAYS ITS INEFFECTIVE LEADERSHIP AND POOR STRATEGY

We believe the incumbent Board impugns its own credibility on the first slide of its November 19th presentation.

Executive Summary

Clinical Data is the Optimal Metric for Early-Stage Biotechs	• Stock prices of early-stage biotechs (which typically have neither revenue nor EBITDA) are driven by clinical data read-outs and other clinical milestones, not by verdicts on strategy, management effectiveness, or execution. Comparisons to broad market indices, similarly, are not meaningful indicators of progress toward value creation • A better measure of investor confidence is the ability to raise new capital on increasingly better terms • Nonetheless, since we "reset" our financial profile by separating from Intrexon – eliminating a highly-dilutive preferred stock overhang and creating a cleaner balance sheet with a simplified equity story better positioning us for future capital raises – our TSR has outperformed the peer median of early-stage cell therapy companies focused in oncology by 42 percentage points • We believe investors value us because we have the right ideas, significant potential, a fit-for-purpose Board and management team, the capital to deliver on shareholder expectations moving forward – and the third-party validators to demonstrate it
Company Well-Positioned to Create Long-Term Value	• Raised ~$200 million since our separation; cash balance of $135 million (as of end of Q3 2020) provides runway into mid-2022 • Assembled a best-in-class team with tremendous expertise in a highly competitive market – another validation of our significant potential • Retained prestigious partnerships with world-class organizations such as MD Anderson Cancer Center and the National Cancer Institute (NCI), which we believe demonstrates the strength of our execution to date and the significant potential of our platforms and pipeline
Shareholder Input Drives Governance Enhancements	• Our Board and management team – with input from some of our largest shareholders – negotiated our separation from Intrexon in 2018 • Appointed James Huang to our Board in July 2020; Mr. Huang's appointment was supported by several large shareholders, including WaterMill • Appointed Kevin Buchi (September 2020) and Mary Thistle (November 2020) to replace 2 of the 3 directors who did not receive majority shareholder support at June AGM • Made significant governance enhancements, including the appointment of an Independent Chair, adoption of a director resignation policy and addition of a Board diversity policy, all based on extensive engagement with shareholders
WaterMill's Attacks are Misguided and Uninformed	• Ziopharm's Board has recently undergone meaningful refreshment: 75% of our current directors joined after our separation from Intrexon, bringing with them significant and relevant scientific and operating expertise • WaterMill's nominees are money managers who lack public company board experience (two of the three nominees also lack industry experience), underscoring the danger to all shareholders of replacing highly relevant and skilled directors at a complex clinical-stage immuno-oncology company based on a misguided reliance on TSR

3

Ziopharm's contention that *strategy, management effectiveness,* and *execution* do not inform ZIOP's share price is absurd. We believe it is this misguided philosophy that has led to hundreds of millions of dollars of value destruction over the past five years.

Mr. Tarriff and Dr. Cooper were in leadership roles when the dilutive preferred share deal was struck.

Ziopharm's claim that it is well-positioned to create long-term value is contradictory. We question how this can be true when shareholders were asked this spring to increase the Company's authorized share count by 195 million. Investors overwhelmingly voted down this proposal.

Ziopharm's suggestion that WaterMill supported Mr. Huang's appointment is misleading. Although WaterMill respects Mr. Huang, we did not advocate for his appointment and only learned of it via a public announcement. We thereafter learned from sector contacts that Mr. Huang was a qualified individual.

Ziopharm's attacks lack substance. In contrast to the interconnected incumbents, we believe our director candidates have tangible business experience, financial expertise and relationships, and ownership perspectives.

Source: Company filings. WaterMill's views and observations.

ZIOPHARM SEEKS TO REWRITE HISTORY REGARDING INTREXON/PRECIGEN

We believe Mr. Tarriff and Dr. Cooper – who have been in leadership roles since 2015 – have shirked accountability after championing the poorly-conceived and value-destructive Intrexon/Precigen partnership.

Ending Intrexon Partnership in October 2018 Reset Our Investment Thesis
Objectives
Rationale
Benefits
Improve path to value creation for Ziopharm shareholders
New license for exclusive rights to next-generation platforms with significant potential
Controlled IL-12 platform: Ad-RTS-hIL-12 plus veledimex plus optionality for next-generation technologies for RTS-IL-12
Sleeping Beauty platform: (i) T cells genetically modified with Sleeping Beauty to express TCRs and (ii) Sleeping Beauty CD19-specific CAR
second unnamed CAR target
Ziopharm to retain collaborations with
Cleaner balance sheet
Reduce / eliminate entanglements with Intrexon
IL-12, and CD-19
Overh
ntrexon's preferred stock / implied equity interest removed
Position Ziopharm to be properly capitalized
Simplified equity story and cleaner balance sheet to better position Ziopharm to raise capital over time
Financial profile improved immediately by eliminating:
preferred stock structure, which
disadvantaged shareholders
eet and financing overhang
limitations and sublicensing
restrictions that impeded growth
Ziopharm's profile on Day 1 was much more compelling:
Large platform opportunities with lead product candidate in the clinic and additional programs expected to enter the clinic
Assets no longer reliant on technology and support from others
Strategic autonomy
Three new Board members with 65+ years of collective experience in life sciences
Chairman Scott Tarriff led many aspects of our separation, including removing a highly dilutive preferred stock structure and positioning Ziopharm to be properly capitalized with significant upside potential and no ceiling on the stock price
4
MISLEADING

<u>Mr. Tarriff and Dr. Cooper joined Ziopharm in 2015. The facts pertaining to this terrible partnership since then are as follows:</u>

- <u>September 28, 2015:</u> Ziopharm and Intrexon form a partnership to develop immunotherapies for treatment of Graft-Versus-Host Disease ("GvHD"). Ziopharm agrees to split profits and reimburse Intrexon for all R&D costs and make a $10 million upfront payment.
- <u>June 29, 2016:</u> Ziopharm enters a $120 million preferred share deal with Intrexon, which pays a 1% monthly dividend in shares. In return, Intrexon reduces its royalty rate from 50% to 20% on its collaborations.
- <u>November 2017:</u> Ziopharm determines the pursuit of GvHD is not a material part of its corporate strategy and reverts the rights under the GvHD program back to Precigen (formerly Intrexon).
- <u>October 2018:</u> Dissolution of Ziopharm's highly-dilutive preferred share deal only occurred following shareholder outrage.
- <u>December 2019:</u> From 2015-2019, Ziopharm incurred ~$71 million in service fees payable to Intrexon (now known as Precigen).
- <u>November 2020:</u> Ziopharm's share price has remained in decline since the separation.

<u>FACT:</u> Ziopharm missed milestones, projections, and goals before and after the Intrexon/Precigen partnership.

<u>Source</u>: Company filings.

IF CLINICAL DATA DRIVES VALUE, ZIOPHARM SHAREHOLDERS ARE IN TROUBLE

We believe a lack of acumen and urgency has led to glacial progress and insufficient communication at Ziopharm, while competitors speed ahead and unlock value.

Program	Ziopharm's Glacial Progress	Competitors' Rapid Progress

CAR-T CD19 and a Second Undisclosed Target	• We estimate that Ziopharm is meaningfully behind Precigen which is also developing CAR-T therapies for different targets using essentially the same delivery construct.
	   o The CD19 study was placed on clinical hold in June 2018 and has since been moved to joint-venture partner Eden BioCell to be conducted in Taiwan.
	   o Encouraging clinical data from the earlier Sleeping Beauty 2.0 clinical trial was promised in 2018 but has not been presented.
	   o We know of no progress related to this second undisclosed target.
	• We understand Ziopharm is now trying to refocus on TCR, but the competition shows this CAR-T market is worth billions.
		• Precigen is in the clinic using essentially <u>the same delivery construct</u> (Sleeping Beauty plus membrane bound IL-15, developed in Dr. Cooper's lab at MD Anderson).
		   o Precigen's first IND was cleared in December 2018 for the CD-33 target, with a second IND pursuing Ovarian MUC16 cleared in 2019.
		   o Recently, Precigen has begun dosing patients with an FDA-cleared electroporator machine.
		   o Data readouts for these two trials is expected in December 2020.
		• Kite Pharma Inc. (NASDAQ: KITE) sold for $11.9 billion in 2017 and developed the first approved viral CD19 treatment.
		• Juno Therapeutics, Inc. (NASDAQ: JUNO) sold for $9 billion.

TCR-T	• Since 2018, Ziopharm has consistently missed its projections and timelines for this program and has yet to dose its first patient.	• Years ago, Ziopharm was an early leader in this field. Today, there are dozens of companies pursuing adoptive cell therapies. o Under the current license agreement with Precigen, Precigen is able to initiate a competing TCR program in Oct 2021.
IL-12	• While Ziopharm has developed a rhythm to its clinical updates in this program, the Company has missed the opportunity to take advantage of the potential for this program as a platform in other indications. o We believe the Company's share price already includes consideration of these clinical updates.	• Microcap OncoSec Medical Incorporated (NASDAQ: ONCS) has shown IL-12 can be useful in multiple indications using a different delivery method than Ziopharm.

<u>Source</u>: Company filings and public press releases.

ZIOPHARM CHERRY-PICKS DATES AND PEERS TO BOOST PERFORMANCE

In addition to apparently disregarding its negative returns over one-year, three-year, and five-year horizons, we believe Ziopharm is abandoning its proxy peers and omitting other CAR-T developers to present a rosier picture.



The facts pertaining to Ziopharm's performance during the five-year tenures of Mr. Tarriff and Dr. Cooper are irrefutable:

- One-year returns are **-39.31%**
- Three-year returns are **-52.43%**
- Five-year returns are **-76.28%**

Ziopharm conveniently omits **Kite Pharma Inc.** and **Juno Therapeutics, Inc.** from its new "cherry-picked" peer group. Both companies were publicly-traded CAR-T developers prior to being acquired. Both were acquired for billions during a period in which Ziopharm's share price declined dramatically.

Ziopharm also omits **Iovance Biotherapeutics Inc**. (NASDAQ: IOVA), which has a cell therapy platform.

FACT: A majority of the 19 peers cited by Ziopharm in its own definitive proxy statement filed on May 18, 2020 have outperformed the Company since October 2018.

Source: Company filings, Bloomberg (performance reflects share price and performance up until October 15, 2020, which is the day before WaterMill filed its preliminary consent statement).

13

ZIOPHARM OMITS KEY CONTEXT ABOUT "BULLISH" ANALYST RATINGS

In keeping with its disregard for transparency, Ziopharm fails to acknowledge in its presentation that the Company has business relationships with all six institutions showing "Buy" ratings.

Wall Street Analysts Are Bullish About the Ziopharm Story

75% of analysts have a "Buy" rating on Ziopharm with a median price target of $6.00 (>100% premium to current stock price)

Date	Broker	Rating	Price Target	Premium to Current [1]	Selected Commentary
11/6/2020	Laidlaw	Buy	$7.50	184%	• **On track to file an IND for an allogeneic library hots[illegible] TCR-T [illegible] sol[illegible] tumor [illegible]se 1 trial in 1Q21** • Reiterating our Buy rating and our target price [illegible] $7.5[illegible] reflec[illegible] our [illegible]ullish vie[illegible] **on the two clinical products** advancing
11/6/2020	Jefferies	Buy	$7.00	165%	• ZIOP is a **refres[illegible]d, an[illegible] [illegible]ncum[illegible]red onc[illegible]gy [illegible]ory** with **two [illegible]citing technology platforms** • TCR-T pro[illegible]ams are un[illegible] [illegible] poise[illegible] to be su[illegible]cess[illegible] in [illegible]lid tumors
11/6/2020	Lake Street Capital	Buy	$7.0[illegible]	[illegible]65%	• [illegible] unlockin[illegible] poten[illegible] *[illegible]eauty* technology, the Company is **poised to deliver a leap forward in the p[illegible]sonaliza[illegible]n of can[illegible]r therapy** • W[illegible] critical [illegible] on the near-term horizon across its three programs, we see an **opportunity for significant value** gen[illegible]
8/12/2020	Cantor Fitzgerald	Buy	$6.[illegible]	127%	• The company is **building out its pipeline nicely**…[Ziopharm's] **broad pipeline in solid tumors remains underappreciated** • We believe ZIOP is **doing everything it proactively can**, to hit the ground running with the TCR-T trials, with two INDs…this **opportunistic move will likely yield long-term benefits** for the program
5/29/2020	Raymond James	Buy	$5.50	108%	• The Company continues to make progress with respect to the company-sponsored TCR-T program, the Controlled IL-12 program, and the Sleeping Beauty CAR-T program • **Solid underlying science** and several potential catalysts slated over the next 12 months
11/9/2020	H.C. Wainwright	Buy	$5.50	108%	• We believe **positive data updates** [for Controlled IL-12] at SNO could be **major catalysts in the near term**
11/6/2020	Wells Fargo	Hold	$3.00	14%	
11/9/2020	JPM	Sell	N/A	N/A	

1. Market data as of 10/15/2020

7

MISLEADING

<u>From Ziopharm's February 5th press release regarding an offering:</u>

***Jefferies** is acting as sole book-running manager for the offering. Cantor is acting as lead manager for the offering. **H.C. Wainwright & Co.**, **Laidlaw & Company (UK) Ltd.** and **Lake Street Capital Markets** are acting as co-managers for the offering.*

<u>From Ziopharm's February 4th press release regarding an offering:</u>

Jefferies is acting as sole book-running manager for this offering and ***Cantor*** is acting as lead manager for this offering.

<u>From Ziopharm's July 26, 2019 8-K:</u>

***Raymond James & Associates, Inc.** (the "Placement Agent") acted as placement agent in connection with the Private Placement.*

<u>Source</u>: Company filings.

ZIOPHARM CLAIMS "PROGRESS" DESPITE ITS SUSTAINED TAILSPIN

Although Ziopharm claims to have made progress over the past two years, we believe there have been misleading comments, broken promises, and only glacial progress.

We Have Made Significant Progress Since the Separation

Ziopharm has made noteworthy progress to advance breakthrough therapies for patients and create significant value for shareholders

Product development	✓ *Sleeping Beauty* TCR-T program: – Received IND clearance of first-in-human phase 2 trial sponsored by the NCI – Refined the design of Company-sponsored clinical trials at MD Anderson based on [illegible] with the FDA – In-licensed significant library of TCRs from the NCI that will serve as [illegible] clinical trial – Built entire infrastructure necessary to commence [illegible] son in 2021 ✓ Controlled IL-12 program: – Completed enrollment [illegible] with Regeneron's Libtayo® to treat patients with recurrent glioblastoma – [illegible] treatment of diffuse intrinsic pontine glioma (DIPG) – [illegible] ASCO 2020 demonstrating meaningful median overall survival benefit for Controlled IL-12 as [illegible] safety profile and encouraging initial survival data for Controlled IL-12 in combination with Opdivo ✓ [illegible] CD19-specific CAR-T program: – Commenced clinical enrollment in a phase 1 trial infusing donor-derived (allogeneic) CD19-specific CAR-T therapies produced using our RPM technology (sponsored by MD Anderson) – Launched Eden BioCell, our joint venture in Greater China, to develop CAR-T programs utilizing our *Sleeping Beauty* and Rapid Personalized Manufacturing (RPM) technologies
Corporate	✓ In a competitive market, thoughtfully expanded our employee base, including key hires ✓ Signed and is currently executing on multiple strategic partnerships and collaborations ✓ Raised approximately $200 million at increasingly higher prices and better terms to support our innovative programs

12

MISLEADING

The facts pertaining to Ziopharm's traction over the past two years are as follows:

- *Sleeping Beauty* TCR-T: Ziopharm repeatedly led investors to believe that dosing was imminent in 2018, but on the Company's Q3 2020 earnings call, management walked this back.

- Controlled IL-12: Ziopharm discussed interest in collaboration partnerships for this platform as early as 2018, but has failed to close a deal.

- *Sleeping Beauty* CAR-T: CD19 study was placed on clinical hold in June 2018 and has been moved to Taiwan (and still has not started). In 2018, Ziopharm promised shareholders that 2.0 data is positive and would be presented soon, but this still has not been presented.

- Poorly-Executed Capital Raises: Ziopharm's share price is currently lower than at its past three capital raises.

Source: Company filings.

ZIOPHARM BRAZENLY MISREPRESENTS ITS DIRECTORS' TRACK RECORDS

The "highly-qualified industry leaders" on the Board possess interlocking relationships and in our view, have indefensible records of value destruction.

WaterMill Seeks to Remove Highly Qualified Industry Leaders…

	Industry Experience	Public Company Executive Experience	Public Company Board Experience	Financial Experience	Product Launch Experience	Operational Experience	Business Development Experience	International Experience	Product Development
Scott Tarriff	✓	✓	✓	✓	✓	✓	✓		✓
Elan Ezickson	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mary Thistle	✓	✓	✓	✓	✓	✓	✓	✓	✓
J. Kevin Buchi	✓	✓	✓	✓	✓	✓	✓	✓	✓

FALSE

…and replace them with a slate of money managers

	Industry Experience	Public Company Executive Experience	Public Company Board Experience	Financial Experience	Product Launch Experience	Operational Experience	Business Development Experience	International Experience	Product Development
Robert Postma				✓					
Jaime Vieser				✓				✓	
Holger Weis	✓			✓		✓			✓

15

The facts pertaining to the incumbents are as follows:

- **Douglas Pagán's** replacement on the Board – **J. Kevin Buchi** – is the Chairman of Dicerna Pharmaceuticals, Inc., where Mr. Pagán serves as Chief Financial Officer.
- **Mr. Tarriff** is a Board member and the Chief Executive Officer of Eagle Pharmaceuticals, Inc. ("Eagle"). The brother of his recently-departed Ziopharm colleague, **Dr. Braunstein**, served on the Board of Eagle for years.
- **Mr. Ezickson** is a director of Marinus Pharmaceuticals Inc., where **Dr. Braunstein** has been Chief Executive Officer and a Director.
- **Mary Thistle** currently serves on the Board of Advisors of Life Science Cares with **Mr. Ezickson** (a Ziopharm Board member since 2018) and **Mr. Pagán**.

FACT: Since Mr. Tarriff joined Ziopharm's Board in 2015, the Company's share price has plummeted.

Source: Company filings.

WE BELIEVE ZIOPHARM'S DEFENSE OF MR. TARRIFF IS AN INSULT TO SHAREHOLDERS

We continue to question how Ziopharm can expect shareholders to trust a Board that is run by Mr. Tarriff and includes interconnected directors brought on during his chairmanship (such as Mr. Ezickson).

- In a 2002 lawsuit involving Mr. Tarriff's former employer (Bristol Myers Squibb), he was accused of threatening a whistleblower that was working for him.
- In 2006, Mr. Tarriff was a target of multiple lawsuits and stepped down as Chief Executive Officer of Par Pharmaceutical Companies, Inc. Under Mr. Tarriff's watch, the company was plagued by declining revenues. Mr. Tarriff stepped down following the discovery of accounting irregularities and was subsequently sued for false and misleading statements.
- Eagle, where Mr. Tariff is Chief Executive Officer, Founder, and a Director, has recently replaced its Chief Financial Officer and changed its auditor.
- From February 2012 through November 11, 2020, Mr. Tarriff was a director of Synthetic Biologics, Inc. ("Synthetic Biologics") (NYSE: SYN), where shareholders have seen the stock drop from more than $70 to less than $0.40.
- Since Tarriff became a director of Ziopharm in 2015, shareholders have seen the stock drop more than 75% and the sustained erosion of sound governance.
- We believe Mr. Tarriff was "over-boarded" up until earlier this month.

Scott Tarriff



FACT: Eagle, Synthetic Biologics, and Ziopharm have ALL seen their share prices decline dramatically over the past five years while Mr. Tarriff has been involved with the companies.

Source: Company filings; public filings; Par Pharmaceuticals' Form 8-Ks filed with the SEC on July 24, 2006 and October 2, 2006. See also: http://www.pharmatimes.com/news/top_execs_step_down_from_par_pharma_997157; http://securities.stanford.edu/filings-documents/1036/PRX_01/2009930_r01x_06CV03226.pdf; https://www.govinfo.gov/content/pkg/USCOURTS-njd-2_06-cv-03226/pdf/USCOURTS-njd-2_06-cv-03226-0.pdf. https://caselaw.findlaw.com/nj-superior-court/1474248.html. https://www.casemine.com/judgement/us/59146610add7b04934298407.
Note: Although Mr. Tarriff was not found guilty of these allegations, we believe they nonetheless raise questions regarding his leadership capabilities.

ZIOPHARM TOUTS A SELF-INITIATED DIRECTOR REFRESH THAT ULTIMATELY FAILED

The reality is that before and after Ziopharm's self-directed Board refresh, the Company's governance and Board oversight have been dismal.

We Remain Committed to Ongoing Board Refreshment

Since June 2019, the Board has added five highly-experienced, non-employee directors. **75% of Ziopharm's current directors have joined the Board since the separation from Intrexon in 2018.** However, we know our job is not done. As such, we continue to:

1. Actively review Board composition to ensure our Board is diverse in skills, experience, gender and race in a manner that supports the evolving strategy and future prospects of the Company;
   - Significant progress in responding to shareholder feedback at our 2020 annual meeting, as evidenced by replacement of 2 of 3 directors who did not receive majority support;
2. Regularly consult with shareholders and give serious consideration to their feedback;
   - This is exemplified by our appointment of James Huang to the Board in July 2020; several large shareholders, including WaterMill supported the appointment of Mr. Huang.
3. Engage with an independent nationally recognized director search firm to conduct a thorough search for candidates; and
   - This process of seeking directors with deep industry and operational experience has already led to the appointments of Kevin Buchi in September 2020 and Mary Thistle in November 2020.
4. Recruit directors who will add value through their previous business and public company board experience, understand our scientific mission and serve as diligent fiduciaries with integrity and sound judgment, among other qualities that we believe to be fundamental to a Ziopharm Board member.

Our Board refreshment program continues to evolve as we build a fit-for-purpose Board to drive long-term value for our shareholders

The facts pertaining to Ziopharm's Board "refreshment" efforts are as follows:

- Ziopharm's share price **has continued to decline** since it commenced its board refresh in 2018.

- Directors Buchi, Ezickson, Tarriff, and Thistle:
  i. Lack meaningful shareholdings and sorely-needed ownership perspectives, and
  ii. Have concerning connectivity issues and overlapping relationships.

- Buchi, Ezickson, and Tarriff have failed to promptly rectify a material weakness of internal financial controls that was first disclosed in 2019 10-K.

FACT: The directors we are currently seeking to replace own less then 0.04% of Ziopharm's shares (excluding options granted to them). Mr. Tarriff only owns ~4,000 shares despite his five years of Board service.

Source: Company filings. WaterMill's views and observations.

18

ZIOPHARM IGNORES KEY DETAILS AND FACTS WHEN IT SUITS THE BOARD

We believe the Company rewrites history in a shameless attempt to mislead shareholders and hold onto power.

WaterMill's Critique Doesn't Stand Up To The Facts

MISLEADING

'No Shareholder Perspective on Board'	✓ Evaluated and responded quickly to shareholder feedback, resulting in significant governance improvements, including appointing an Independent Chair, adopting a director resignation policy and adding a Board diversity policy. ✓ Appointed James Huang – with support from WaterMill and MSD – to the Board in July 2020. ✓ Refreshed 75% of our Board since we secured our independence from Intrexon in 2018. ✓ Implemented stock ownership guidelines for directors to better align Board and [illegible]areholder interest.
'Poor Corporate Governance'	✓ Ziopharm has a strong corporate governance profile, [illegible] Chair ([illegible]ly 43% of R3K), simple majority vote standards to amend Charter and By[illegible]aws (4[illegible] [illegible]d 5[illegible]% o[illegible] res[illegible]ely), a director resignation policy (54% of R3K) and annually [illegible]ected [illegible]ctors [illegible]59% of [illegible]3K)[1] ✓ It is not surprising tha[illegible] Water[illegible]ill would [illegible] accu[illegible]ately [illegible]sses the Company's governance practices, given that none of its propose[illegible] replace[illegible]ents h[illegible] ever [illegible] public company's board of directors.
'Poor Business Performance'	✓ De[illegible] u[illegible]precede[illegible] [illegible]acroec[illegible]omic challenges, the Company maintains a strong financial standing with $135.5 mi[illegible] in c[illegible]sh as of [illegible]e end of Q3 2020, which we believe will be enough to provide funding for all our programs into [illegible]-20[illegible]2. ✓ St[illegible]ng execution across our programs has been the primary reason we've been able to raise capital at increasingly higher prices and better terms.
'Weak Director Qualifications'	✓ Our fit-for-purpose Board consists of eight highly-respected individuals with an average tenure of 1.4 years (compared to the R3K average of 8 years) and extensive experience in finance, business development, operations and healthcare, among other areas of expertise. ✓ WaterMill's nominees, by contrast, have no public company board experience. Two even lack industry experience.
'Misaligned Exec Compensation'	✓ Our executive compensation ensures that a significant portion of pay is at risk. 83% of 2019 CEO Target Pay is at risk. ✓ Per ISS, 3-year average CEO pay is 0.7x the median of peers and 3-year average CEO pay and company performance are aligned relative to peers.

1. Factset, EY Center for Board Matter as of June 30, 2020

22

The directors we are seeking to replace own less than 0.04% of Ziopharm's outstanding shares (excluding options granted to them). We believe a lack of ownership perspectives in the boardroom leads to poor governance and oversight. In contrast, our slate collectively owns more than 3.3% of Ziopharm's shares.

The Board disregards sound governance practices and consistently ignores constructive feedback from long-term shareholders. We question how this Board can tout "strong corporate governance" when it disregards shareholders and upholds shareholder-unfriendly governance practices, such as a lack of majority voting standard in uncontested elections.

Without new capital, Ziopharm's cash position will dry up in 18-24 months. We question how the Company can assert it maintains a "strong financial standing" when the Board recently proposed to increase Ziopharm's authorized share count.

The incumbent Board's track record speaks for itself. We believe our director candidates would fill gaps in the boardroom with their extensive business acumen, financial expertise and relationships, and commercial intensity – in direct contrast to the current Board.

We believe the Board has set low corporate goals to ensure management receives rich payouts, while shareholders get decimated. From 2018 to 2019, all of Ziopharm's eligible named executive officers received base compensation raises from the Board, despite Ziopharm's share price declining more than 50% over 2018.

Source: Company filings.

ZIOPHARM MISREPRESENTS ITS ENGAGEMENT WITH SHAREHOLDERS

Ziopharm cannot run from the truth: shareholders have been systemically disregarded and deprioritized under the incumbent Board.

Our Governance Has Been Informed by Robust Shareholder Outreach
47%
Retail shareholders as a percentage of shares outstanding
>50
MISLEADING
As a result of our meetings with shareholders, we made substantial changes to our governance and compensation structures, including:
– Added director resignation policy to ensure meaningful director election process that is responsive to shareholder feedback;
– Adopted anti-hedging and pledging policies for executives and directors; and
– Enhanced disclosure for metrics underpinning our annual performance plan.
We had hoped to maintain the consistent, responsive dialogue we have had with WaterMill since they bought their position, but they appear intent on waging a disruptive consent solicitation at a critical juncture in the Company's progress and have refused to make their nominees available to meet with the Board without a cooperation framework.
Our Board regularly engages with shareholders and incorporates their feedback into key decisions at the Company
1. Largest shareholders represent more than 27% of shares outstanding
23

<u>The facts related to the incumbent's engagement with shareholders are as follows:</u>

- A majority of voting shareholders withheld support for three directors – Mr. Braunstein, Mr. Ezickson, and Mr. Pagán – at this year's annual meeting.
- Rather than seriously engage with shareholders to finally commence a credible Board overhaul, Ziopharm allowed these directors to retain their seats for months and never explained its rationale for allowing these directors to remain on the Board.
- **The two director replacements that Ziopharm added to the Board have clear, indisputable ties to current and past directors.**

Source: Company filings. WaterMill's views and observations.

20

IN CONTRAST TO ZIOPHARM'S MISLEADING CLAIMS, WATERMILL'S SLATE HAS A STRATEGIC VISION TO FIX ZIOPHARM

Ziopharm claims that WaterMill has no plan to create value despite the fact that we outlined a clear vision for enhancing governance, capital allocation, and commercialization in our recent presentation.

WaterMill Has No Plan to Drive Value

Led by our experienced and passionate management team, Ziopharm has been working diligently to continue our positive momentum by executing on a long-term strategy.

Ziopharm Plan	WaterMill Plan
✓ Build a comprehensive solid tumor program based on innovative and cost-effective therapies, with an initial focus on TCRs and non-viral manufacturing technologies, including Sleeping Beauty platform	✗ Has not presented a detailed strategic plan
✓ Continue the development of our other pipeline programs including the controlled IL-12 and CD19-specific CAR, through value inflection points and position them for additional potential partnerships	✗ Inadequate director qualifications
	✗ Value-destructive consent solicitation campaign
✓ Maintain a strong financial standing despite a volatile market and amidst unprecedented macroeconomic challenges. In the third quarter of 2020, we maintained a cash position of $135 million, which is forecasted to be sufficient to fund planned operations and execute our strategy into mid-2022.	
✓ Continue building upon corporate governance improvements, including a careful Board refreshment process	

WaterMill freely acknowledges that shareholders should "understand that considerable patience is required on the road to value creation," yet they stand against further fundraising that will allow Ziopharm to achieve its full potential

FALSE

25

FACT: BioInvest, a leading source of information for biotechnology investors, highlighted support for the WHITE card on November 19.

If elected to the Board, our director candidates plan to suggest that a Special Committee be formed to conduct a strategic review of the business. The ideal components of this review would include (but are not limited to):

1. Working with credible, third-party experts to value each of the Company's assets.
2. Evaluating how much capital it may require for each specific asset to reach an inflection/monetization point.
3. Assessing the current methodology for allocating capital to each clinical and pre-clinical initiative.
4. Examining the current pipeline and progress for partnerships and business development deals.
5. Exploring the universe of new strategic and financial partners for the Company based on new Board members' extensive relationships.
6. Identifying the ideal source or sources of go-forward capital to fund the reconstituted Board's priority initiatives.
7. Reviewing all personnel, ranging from the c-level leaders to line employees, to identify talent needs and spot potential redundancies.
8. Benchmarking director and executive compensation relative to peers and similarly-situated public companies.
9. Conducting a credible shareholder perception study to inform an improved, more transparent investor relations program.
10. Assessing the quickest path to addressing internal financial control issues and amending anti-shareholder governance provisions.

FIX ZIOPHARM

VOTE ON THE WHITE CONSENT CARD

www.FixZiopharm.com